================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                   ----------------------------------------

                                SCHEDULE 14D-9
      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   ----------------------------------------

                               (AMENDMENT NO. 2)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         Limited Partnership Interests
                        and Assignee Interests Therein
                        (TITLE OF CLASS OF SECURITIES)


                                     NONE
                                     ----
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                   ----------------------------------------

                                 Gary Nickele
                           ARVIDA/JMB MANAGERS, INC.
                           900 North Michigan Avenue
                           Chicago, Illinois  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copy to:

                             Michael H. Kerr, P.C.
                               KIRKLAND & ELLIS
                            200 East Randolph Drive
                           Chicago, Illinois  60601
                                (312) 861-2094

================================================================================

          This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership"), on July 3, 1996, as previously amended by Amendment No. 1 filed on July 12, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement, as previously amended.

ITEM 2.   TENDER OFFER OF THE BIDDER

          Item 2 of the Statement is amended to add the following information:

          Raleigh, by Amendment Nos. 4, 5, 6 and 7 to the Raleigh Schedule 14D-1, dated July 16, 1996, July 17, 1996, July 19, 1996 and July 23, 1996,
respectively, amended the Raleigh Offer (as so amended, the "Amended Raleigh Offer") to, among other things, add Raleigh GP Corp., Rockland Partners, Inc. ("Rockland") and Zephyr Partners ("Zephyr") as co-bidders and to increase the purchase price under the Raleigh Offer to $461 per Interest, net to the seller in cash, without interest, upon the terms and conditions set forth in the Amended Raleigh Offer. By press release dated July 19, 1996, Raleigh extended the expiration date under the Amended Raleigh Offer to 12:00 Midnight, New York City time, on August 1, 1996.

ITEM 3.   IDENTITY AND BACKGROUND

          Item 3(b)(2) of the Statement is amended to add the following information under the heading "Raleigh":

          Raleigh
          -------

          The Amended Raleigh Offer adds Raleigh GP Corp., a general partner of Raleigh, and Rockland, which was admitted as a general partner of Raleigh, as a co-bidders. Reference is made to the Statement as amended by Amendment No. 1 for a description of material contracts, agreements, arrangements and understandings and actual or potential material conflicts of interest between the Partnership, Managers and their respective affiliates, on the one hand, and Rockland and its respective affiliates, on the other hand.

          The Amended Raleigh Offer also adds Zephyr, which was admitted on July 23, 1996 as a general partner of Raleigh, as a co-bidder. In addition to admitting Zephyr as a general partner, Raleigh also admitted an affiliate of Zephyr, Boreas Partners, L.P. ("Boreas"), as a limited partner of Raleigh. The Amended Raleigh Offer describes Zephyr as a newly-formed general partnership, the general partners of which are GP Aeolus Inc. and AREHGP Inc. It further describes Carl C. Ichan as the controlling shareholder of both GP Aeolus Inc. and American Property Investors Inc., which is the general partner of a limited partnership which owns all of the stock of AREHGP Inc.

          Boreas, on July 18, 1996, had previously commenced a tender offer to purchase up to 185,000 Interests in the Partnership at a price of $460 per Interest (the "Boreas Offer"). Boreas terminated and withdrew the Boreas Offer on July 23, 1996 in conjunction with Zephyr and Boreas joining the Raleigh Offer by becoming a general partner and a limited partner, respectively, of Raleigh.

          Reference is made to Item 7 below regarding certain letter agreements between the Partnership and each of Raleigh and an affiliate of Zephyr and Boreas regarding the furnishing of lists of Interestholders.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

          Item 4 of the Statement is amended to add the following information:

          Following the Partnership's receipt of the Amended Raleigh Offer, the Special Committee of the Board of Directors of Managers met with its financial and legal advisors to review and consider such Offer. Based on its analysis and its consultation with its advisors, the Special Committee has determined that with respect to Interestholders who have no current or anticipated need for liquidity and who expect to retain the Interests through an anticipated orderly liquidation of the Partnership by October, 2002, the Amended Raleigh Offer is inadequate and not in the best interests of such Interestholders. Accordingly, the Partnership recommends that such Interestholders reject such Offer and not tender their Interests. With respect to all other Interestholders, the Special Committee is expressing no opinion and remains neutral.

          The Special Committee reached such conclusion after considering a variety of factors, including those set forth under Item 4 of the Statement as originally filed, as well as a letter dated July 22, 1996 from Lehman in which Lehman reaffirmed the Lehman Estimated Liquidation Value and expressed its opinion that the consideration offered in the Amended Raleigh Offer is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. However, because the decision of each individual Interestholder as to whether to accept the consideration offered pursuant to the Amended Raleigh Offer may be based to a significant extent on such holder's current or anticipated need for liquidity, Lehman was not requested to, and did not, render any opinion as to the adequacy, from a financial point of view, of the consideration offered in the Amended Raleigh Offer to any particular Interestholder who has an immediate need or desire for liquidity or any particular Interestholder who anticipates a need for liquidity prior to October, 2002. It should also be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest. A copy of such letter is filed as Exhibit (c)(7) hereto.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          On July 18, 1996, BSS Capital II, L.L.C. ("BSS") an unaffiliated third party, signed a confidentiality agreement with the Partnership pursuant to which BSS is entitled, among other things, to receive certain non-public information concerning the Partnership and, in return, BSS agreed, among other things, to treat such information as confidential in accordance with the terms of such agreement, and to take or abstain from taking certain actions including agreeing that for a period of two years from the date of such agreement not to acquire any Interests other than pursuant to offers made in compliance with the requirements of Regulations 14D and 14E of the Exchange Act. In addition, the Partnership, at the request of two other unaffiliated third parties, furnished a form of confidentiality agreement to such parties, but to date the Partnership has not received back a signed agreement from either of such parties.

          Managers has, from time to time, received expressions of interest from certain parties (including BSS) regarding possible transactions, such as a refinancing, sale-leaseback or recapitalization, as well as potential offers to acquire Interests in the Partnership. These expressions of interest have been preliminary in nature and, accordingly, there can be no assurance that any such offers or transactions will be made or consummated.

          In a letter dated July 17, 1996, from Raleigh to the Partnership, Raleigh expressed its belief that the Partnership is not permitted under applicable federal securities laws and its duties to Interestholders to recommend against acceptance of the Raleigh Offer in the case of Interestholders having no present or anticipated need for liquidity while making no recommendation as to other Interestholders, and requested that the Partnership require Lehman to provide a valuation of the Interests on a current fair market value basis (rather than a liquidation value basis) and that the Partnership take a position with respect to Interestholders desiring liquidity. In a letter to Raleigh dated July 19, 1996, the Partnership responded that it disagreed with Raleigh's views regarding the federal securities laws and the Partnership's responsibilities, noting that the Interests were not designed as, and have never been represented by the Partnership to be, a liquid investment and that to value the Interests on a different basis would result in a misleading assessment of what the Interests are really worth. In a letter to the Partnership dated July 22, 1996, Raleigh reiterated its position expressed in its earlier letter.

          In a letter to the Partnership dated July 16, 1996, an affiliate of Raleigh demanded that the Partnership furnish it with a list of Interestholders. In connection with furnishing such list to Raleigh, the Partnership entered into an agreement, dated July 18, 1996, with Raleigh pursuant to which Raleigh agreed that such list would be used solely for the purpose of making a tender offer for Interests in compliance with the requirements of the Securities Exchange Act ("the Specified Purpose") and would not be furnished to any person other than affiliates and representatives of Raleigh for use solely for the Specified Purpose. Longacre Corp., an affiliate of Zephyr and Boreas, had previously requested and received a list of Interestholders in connection with which it entered into a similar agreement with the Partnership, as described in the Partnership's originally filed Statement.

Item 9.  Material to be Filed as Exhibits

         Item 9 of the Statement is amended to add the following Exhibits:

Exhibit Number                                           Description
- --------------                                           -----------
(a)(3)            Letter, dated July 24, 1996, from Arvida/JMB Partners, L.P. to its Limited Partners

(c)(7)            Letter, dated July 22, 1996, from Lehman Brothers Inc. addressed to the Special Committee

(c)(8)            Letter, dated July 17, 1996, from Raleigh Capital Associates, L.P. to the Partnership

(c)(9)            Letter, dated July 19, 1996, from the Partnership to Raleigh Capital Associates, L.P.

(c)(10)           Letter, dated July 22, 1996, from Raleigh Capital Associates, L.P. to the Partnership

(c)(11)           Letter, dated July 16, 1996, from Vanderbilt Income & Growth Associates, L.L.C., an affiliate of Raleigh Capital Associates L.P., to the Partnership demanding a list of
                  Interestholders

(c)(12)           Letter, dated July 18, 1996, from the Partnership to Raleigh Capital Associates, L.P.
                  regarding furnishing a list of Interestholders to Raleigh

(c)(13)           Letter, dated June 21, 1996, from Longacre Corp. to the Partnership demanding a list of
                  Interestholders

(c)(14)           Letter, dated June 27, 1996, from the Partnership to Longacre Corp. regarding furnishing a list of Interestholders to Longacre Corp.


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 1996
                                 ARVIDA/JMB PARTNERS, L.P.

                                 By:  Arvida/JMB Managers, Inc.,
                                      -------------------------------------
                                      General Partner of the Partnership


                                 By:  /s/ Judd D. Malkin
                                      -------------------------------------
                                      Name:  Judd D. Malkin
                                      Title: Chairman

                                 EXHIBIT INDEX


Exhibit Number                                  Description                                 Page No.
- --------------                                  -----------                                 --------
(a)(3)             Letter, dated July 24, 1996, from Arvida/JMB Partners, L.P. to its
                   Limited Partners

(c)(7)             Letter, dated July 22, 1996, from Lehman Brothers Inc. addressed to the Special Committee

(c)(8)             Letter, dated July 17, 1996, from Raleigh Capital Associates, L.P. to the Partnership

(c)(9)             Letter, dated July 19, 1996, from the Partnership to Raleigh Capital
                   Associates, L.P.

(c)(10)            Letter, dated July 22, 1996, from Raleigh Capital Associates, L.P. to the Partnership

(c)(11)            Letter, dated July 16, 1996, from Vanderbilt Income & Growth
                   Associates, L.L.C., an affiliate of Raleigh Capital Associates L.P., to the Partnership demanding a list of Interestholders

(c)(12)            Letter, dated July 18, 1996, from the Partnership to Raleigh Capital
                   Associates, L.P. regarding furnishing a list of Interestholders to
                   Raleigh

(c)(13)            Letter, dated June 21, 1996, from Longacre Corp. to the Partnership demanding a list of Interestholders

(c)(14)            Letter, dated June 27, 1996, from the Partnership to Longacre Corp.
                   regarding furnishing a list of Interestholders to Longacre Corp.


                                                                  Exhibit (a)(3)

                           ARVIDA/JMB PARTNERS, L.P.
                           900 North Michigan Avenue
                            Chicago, Illinois 60611
                                  312-440-4800

                                                                   July 24, 1996

Dear Limited Partners:

     Since our July 12, 1996 letter to you regarding the unsolicited offers (collectively and as amended to date, the "Offers") made by Raleigh Capital Associates L.P. ("Raleigh") and Walton Street Capital Acquisition Co. III, L.L.C. ("Walton") to acquire interests and assignee interests ("Interests") in Arvida/JMB Partners, L.P. (the "Partnership"), Raleigh further amended its Offer to increase the purchase price from $435 per Interest to $461 per Interest, net to the seller in cash (the "Amended Raleigh Offer"). As more fully discussed below, the Special Committee (the "Special Committee") of the Board of Directors of Arvida/JMB Managers, Inc., the general partner of the Partnership ("Managers"), has determined that THE AMENDED RALEIGH OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS WHO HAVE THE EXPECTATION OF RETAINING THE INTERESTS THROUGH AN ANTICIPATED ORDERLY LIQUIDATION OF THE PARTNERSHIP'S ASSETS.

     As stated in our letter to you on July 3, 1996, the Special Committee has retained the services of Lehman Brothers Inc. ("Lehman") as its financial advisor and has directed Lehman to render (a) its estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences an orderly liquidation in October 1997 and completes the liquidation by October 2002 (the "Assumed Liquidation"), and (b) its opinion as to the adequacy, from a financial point of view, to the holders of Interests as a class, of the consideration offered in any offer to acquire Interests (including the Offers), as compared to the Lehman Estimated Liquidation Value. BY LETTER DATED JULY 2, 1996, LEHMAN ADVISED THE SPECIAL COMMITTEE THAT THE LEHMAN ESTIMATED LIQUIDATION VALUE AS OF SUCH DATE WAS A RANGE OF $565 TO $610 PER INTEREST. SUCH VALUE REPRESENTS LEHMAN'S ESTIMATE OF THE GROSS CASH DISTRIBUTIONS THAT AN INTERESTHOLDER WOULD RECEIVE OVER THE ASSUMED LIQUIDATION PERIOD, DISCOUNTED TO REFLECT THE PRESENT VALUE OF SUCH DISTRIBUTIONS.

 .    Following receipt of the Amended Raleigh Offer, on July 24, 1996, the
     Special Committee met with its financial and legal advisors to review and consider the Amended Raleigh Offer. Based upon its analysis and its consultation with its advisors, the Special Committee has determined that the Amended Raleigh Offer is inadequate and not in the best interests of Interestholders who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need for liquidity. Accordingly, the Special Committee recommends that such Interestholders reject the Amended Raleigh Offer and not tender their Interests pursuant to the Amended Raleigh Offer.

 .    By letter addressed to the Special Committee dated July 22, 1996, Lehman reaffirmed that the Lehman Estimated Liquidation Value, as of such date, is a range of $565 to $610 per Interest, and expressed its opinion that the consideration offered in the Amended Raleigh Offer is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. As more fully discussed in the Partnership's Schedule 14D-9 as amended by Amendments No. 1 and No. 2 thereto, Lehman's opinion does not address the adequacy of the Amended Raleigh Offer with respect to Interestholders who have a present or anticipated need for liquidity. It should be noted, however, that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

 .    The Special Committee does not express any opinion and remains neutral as to the Amended Raleigh Offer with respect to any Interestholders other than those who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by

     October 31, 2002, and who have no current or anticipated need for liquidity. It should be noted that because there is no established market for the Interests, once the Offers have expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offers.

 .    RALEIGH'S CLAIM THAT MANAGERS REFUSES TO PROVIDE A VALUATION OF THE
     INTERESTS IS UNTRUE. What Managers has refused to do is seek a "low ball" valuation that Raleigh wants Interestholders to believe. We suggest that Interestholders ask Raleigh the amount of profit that Raleigh ultimately expects to realize as a result of its purchase of Interests. RALEIGH'S ANTICIPATED RETURN FROM ITS PURCHASE OF INTERESTS PURSUANT TO THE AMENDED RALEIGH OFFER WOULD BE IN EXCESS OF 22% COMPOUNDED ANNUALLY (based upon the projected budgets of the Partnership as adjusted by Lehman in connection with its determination of the Lehman Estimated Liquidation Value).

 .    Raleigh continues to compare its purchase price for Interests to an estimated ERISA valuation of $294 per Interest as of September 30, 1995. Managers never authorized this estimated ERISA valuation and had not even seen or heard of the existence of such ERISA valuation until Raleigh produced it in its tender offer documents filed with the Securities and Exchange Commission. However, we note that the report containing this estimated ERISA valuation states on page two thereof the following: "This report should not be used for evaluating the potential of buying or selling this investment [i.e., an Interest] or influencing or attempting to remove the management of this investment." We suggest that Interestholders ask Raleigh how it obtained this report and why Raleigh is using it contrary to its terms.

     YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING ANY OFFER AND TENDING YOUR INTERESTS.

     Under the terms of the Raleigh Offer, it cannot, until August 1, 1996, purchase and pay for any Interests tendered prior to such times, and you may withdraw Interests tendered to Raleigh at any time prior to 12:00 midnight on August 1, 1996. IF YOU WISH TO RETAIN YOUR INTERESTS AND YOU HAVE NOT ALREADY TENDERED YOUR INTERESTS PURSUANT TO ANY OFFER, YOU NEED NOT TAKE ANY ACTION REGARDING THE OFFERS.

     In arriving at the recommendations, the Special Committee gave careful consideration to a number of business, financial and other factors described in the Partnership's Schedule 14D-9, as amended by the Amendment No. 1 thereto and the enclosed Amendment No. 2 thereto and filed with the Securities and Exchange Commission. The opinion letter of Lehman dated July 22, 1996, is enclosed with Amendment No. 2 to the Partnership's Schedule 14D-9. INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE PARTNERSHIP'S SCHEDULE 14D-9, AS AMENDED BY AMENDMENT NO. 1 AND AMENDMENT NO. 2 THERETO.

     On behalf of the Special Committee.

                                       Very truly yours,
                                       ARVIDA/JMB PARTNERS, L.P.


                                       By:  ARVIDA/JMB MANAGERS, INC.
                                            General Partner

                                            By:
                                                  Judd D. Malkin
                                                  Chairman

                                LEHMAN BROTHERS
                                                                  Exhibit (c)(7)



                                                                   July 22, 1996
Special Committee of the Board of Directors
Arvida/JMB Manager, Inc.
900 North Michigan Avenue
Chicago, IL 60611-1575

Members of the Board:

We understand that the unsolicited tender offer commenced by Raleigh Capital Associates, L.P. ("Raleigh") to purchase up to 185,000 units of limited partnership interest ("Units") (46% of the outstanding Units) in Arvida/JMB Partners, L.P. (the "Partnership") at a cash purchase price of $421 per Unit and which was previously amended to increase the purchase to $435 per Unit, has been further amended to increase the purchase price to $461 per Unit in cash (as amended, the "Raleigh Offer"). The terms and conditions of the Raleigh Offer, as amended, are set forth in more detail in the Offer to Purchase relating thereto dated June 19, 1996, as supplemented and amended by Amendment No. 1 thereto dated June 28, 1996, Amendment No. 2 thereto dated July 1, 1996, Amendment No. 3 thereto dated July 10, 1996 and Amendment No. 4 thereto dated July 16, 1996, Amendment No. 5 thereto dated July 17, 1996 and Amendment No. 6 thereto dated July 19, 1996 (as amended, the "Raleigh Offer to Purchase").

We further understand that Boreas Partners, L.P. has commenced an unsolicited tender offer to purchase up to 185,000 Units at a purchase price of $460 per Unit in cash (the "Boreas Offer"). The terms and conditions of the Boreas Offer are set forth in more detail in the Offer to Purchase relating thereto date July 18, 1996 (the "Boreas Offer to Purchase").

We have been requested by the special committee of the Board of Directors (the "Special Committee") of Arvida/JMB Managers, Inc., in its capacity as general partner of the Partnership (the "General Partner"), to render: (i) our estimate as to the hypothetical liquidation value (the "Hypothetical Liquidation Value") of a Unit based on the assumption that the Partnership commences a theoretical orderly liquidation of the Partnership's assets in October 1997 and completes that liquidation by the year 2002 (the "Liquidation"); and (ii) our opinion as to the adequacy, from a financial point of view, to the holders of the Units as a class, of the consideration offered to such holders in the Raleigh Offer and the Boreas Offer as compared to the Hypothetical Liquidation Value. However, because the decision of each individual holder of Units as to whether to accept the consideration offered pursuant to the Raleigh Offer or the Boreas Offer may be based

                                             Note: This is P.2 of Exhibit (c)(7)


Arvida/JMB Managers, Inc.
July 22, 1996
Page 2

to a significant extent on such holder's current or anticipated need or desire for liquidity, we have not been requested to opine as to, and our opinion does not in any manner address, the adequacy, from a financial point of view, of such consideration to any particular holder of the Units who has an immediate need or desire for liquidity or any particular holder of the Units who anticipates a need for liquidity prior to 2002.

In arriving at our opinion, we reviewed and analyzed:

     (i) the Raleigh Offer to Purchase and the specific terms and conditions of the Raleigh Offer;

     (ii) the Boreas Offer to Purchase and the specific terms and conditions of the Boreas Offer;

     (iii) publicly available information regarding the Partnership set forth in the Partnership's Form 10-Q for the quarter ended March 31, 1996 and Form 10-K for the year ended December 31, 1995;

     (iv) financial and operating information with respect to the business, operations and prospects of the Partnership furnished to us by the Partnership;

     (v) independent appraisals, market studies and other information regarding certain of the Partnership's assets furnished to us by the Partnership or obtained from third parties; and

     (vi) a comparison of the financial terms of the Raleigh Offer and the Boreas Offer with the results of the analysis of the Hypothetical Liquidation Value performed by us as described below.

In addition, we have had discussions with the management of the Partnership and the General Partner concerning the Partnership's business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without assuming responsibility for the independent verification of such information and have further relied upon the assurances of management of the Partnership and the General Partner that they are not aware of any facts that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Partnership, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Partnership as

Arvida/JMB Managers, Inc.
July 22, 1996
Page 3

to the future financial performance of the Partnership. However, for purposes of our analysis, and based upon our review of certain independent market data, we also utilized certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the Partnership's projections. In arriving at our opinion, we have not conducted a physical inspection of the Partnership's properties, but have obtained and reviewed existing independent appraisals and market studies of certain of the assets of the Partnership. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

You have advised us that, based on current circumstances, the members of the Special Committee currently intend to commence an orderly liquidation of the Partnership's assets in October 1997 and complete that liquidation by 2002. Accordingly, at your direction, the only valuation analysis we have performed is a discounted cash flow analysis applied to the cash distributions to be received by the limited partners in the Partnership based on the financial projections referred to in the preceding paragraph and the assumption that the Partnership commences and completes the Liquidation as described above. The projected cash distributions to limited partners are based on a series of important assumptions underlying such financial projections, including assumptions as to the prices and other terms for which the Partnership's assets can be sold and the timing of those sales. Many of these assumptions are beyond the control of the Partnership and may or may not prove to be correct. Based solely on this limited valuation methodology, we have estimated a Hypothetical Liquidation Value of $565 to $610 per Unit.

Based on the limited valuation methodology discussed above, and subject to the assumptions, limitations and other considerations referred to herein, we are of the opinion that, as of the date hereof, the consideration offered to the holders of the Units in each of the Raleigh Offer and the Boreas Offer is inadequate, from a financial point of view, to the holders of the Units as a class as compared to the Hypothetical Liquidation Value. However, as mentioned above, we express no opinion as to the adequacy, from a financial point of view, of the consideration offered in the Raleigh Offer or the Boreas Offer to any particular holder of the Units who has an immediate need or desire for liquidity or any particular holder of the Units who anticipates a need for liquidity prior to 2002.

Because, in the future, other alternative strategies may be selected by the General Partner for realizing the value of the Partnership's assets, our analysis described herein cannot and does not take into account the potential value of the Units if other strategies are employed.

We have acted as financial advisor to the Partnership in connection with the Raleigh Offer and the Boreas Offer and will receive a fee for our services a portion of which may be dependent upon the price at which a tender offer for the Units is consummated. In addition, the Partnership has agreed to indemnify us for certain liabilities that might arise

Arvida/JMB Managers, Inc.
July 22, 1996
Page 4

out of the rendering of this opinion. We also have performed various investment banking services for affiliates of the Partnership and the General Partner in the past and have received customary fees for such services.

This opinion is for the use and benefit of the Board of Directors of the General Partner. This opinion is not intended to be and does not constitute a recommendation to any limited partner of the Partnership as to whether or not to accept the consideration offered for the Units in the Raleigh Offer or the Boreas Offer, whether as a means to liquidate such limited partner's interest in the Units or otherwise.

Very truly yours,


LEHMAN BROTHERS



/s/ Robert C. Lieber
- --------------------
Managing Director

                                                                  Exhibit (c)(8)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                       100 JERICHO QUADRANGLE, SUITE 214
                         JERICHO, NEW YORK  11753-2717


                                       July 17, 1996

VIA FACSIMILE/FEDERAL EXPRESS
- -----------------------------

Arvida/JMB Managers, Inc.
  as General Partner of
  Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, Illinois  60611

Gentlemen:

     We are currently evaluating whether to increase our offer for Units of Arvida/JMB Partners, L.P. (the "Partnership"). As part of our evaluation we believe it is important that all Unitholders be apprised of the position of the Partnership with respect to the various pending offers for Units.

     To date, the Partnership in its filings on Schedule 14D-9 has drawn what we believe to be an artificial distinction by recommending that Unitholders who have no need for liquidity reject the various tender offers while at the same time expressing no opinion with respect to all other Unitholders including those desiring liquidity, which our current offer obviously provides. We believe that such a distinction is contrary to the requirements of Schedule 14D-9. If the Partnership is making a recommendation with respect to an offer, it has an obligation to make a recommendation to all Unitholders. It cannot avoid its legal obligation by creating a distinction that has no basis under state law or the provisions of the Williams Act. Having recommended that certain Unitholders reject the pending offers, the Partnership cannot abrogate its legal responsibility by expressing no opinion with respect to all other Unitholders.

     We believe that it is incumbent upon the Partnership to require that its investment banker Lehman Brothers provide a valuation of the Units on a current fair market value basis (rather than on a liquidation value basis) in order that those Unitholders desiring liquidity be appropriately informed in making an investment decision and the Partnership take a position with respect thereto.

     Accordingly, we hereby request that the Partnership promptly communicate with all Unitholders and clearly set forth its recommendation on the pending offers.

                                       Sincerely,

                                       RALEIGH CAPITAL ASSOCIATES L.P.

                                       By:  Raleigh GP Corp., General Partner


                                       By:  /s/ Peter Braverman
                                            -------------------
                                            Peter Braverman
                                            Vice President

                                                                  Exhibit (c)(9)

                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611



                                       July 19, 1996


Via Fax and Airborne
- --------------------

Raleigh Capital Associates, L.P.
100 Jericho Quadrangle
Jericho, New York  11735-2717

Gentlemen:

     This is in response to your letter of July 17, 1996. We do not agree with your professed views regarding the Partnership's responsibilities. Neither fiduciary duties nor the Williams Act requires the Partnership to act in a way that would provide an advantage to you at the expense of the limited partners.

     We understand why you would prefer that we respond to your offer differently than we have, but we will not accept your suggestion that we provide Interestholders with not only different views than we hold but less information about those views than we have already provided. We believe that such a response would mislead them about your offer.

     Your demand for the Partnership's opinion about the "current fair market value" of an Interest fundamentally misconstrues the nature of Interestholders' investment in the Interests: the Interests are designed to be held until the liquidity event selected on behalf of the Partnership in October, 1997 is consummated. The Interests are not designed to be liquid -- that is, to be valued and traded on a current basis -- and have never been represented by the Partnership as a liquid investment. As you know, valuing the Interests on a currently tradeable basis, when they are not designed to be currently tradeable, would result in a misleading assessment of what the Interests are really worth.

     As a result, the Partnership has consistently advised all Interestholders that the Interests must be held until the consummation of the liquidity event selected next year for the investor to reap full value for the Interests. As indicated in our Schedule 14D-9, the members of the Special Committee, based on the information known today, would currently vote for the orderly liquidation of the Partnership by 2002. Acknowledging that some holders may nonetheless need or wish to sell their Interests before then does not mean that the Partnership must now provide an artificial "low ball" assessment of an Interest's value. To the contrary, we believe it is incumbent upon us to inform

Raleigh Capital Associates L.P.
Page Two
July 19, 1996



Interestholders about our current estimate of what they will lose -- and what you hope to gain -- by selling their Interests before that required liquidity event occurs.

                                       Very truly yours,

                                       ARVIDA/JMB PARTNERS, L.P.

                                       By:  Arvida/JMB Managers, Inc.
                                            General Partner



                                       By: /s/ Gary Nickele
                                          ------------------
                                       Title: Vice President
                                             ---------------

                                                                 Exhibit (c)(10)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                            100 Jericho Quadrangle
                         Jericho, New York  11735-2117


                                       July 22, 1996


Via Fax and Courier
- -------------------

Arvida/JMB Managers, Inc.
  as General Partner of
  Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, IL 60611

Gentlemen:

          We are in receipt of your letter of July 19, 1996 in which you attempt to articulate your reasons for refusing to provide Interest holders with your estimation of the current fair market value of their Interests in the Partnership. Regardless of your self-serving interpretation of the Williams Act, we continue to believe that your fiduciary duties require you to provide more information to Interest holders, rather than less, in connection with Interest holders' consideration of the Raleigh offer.

          Furthermore, despite the assertions in your letter to the contrary, we believe that the general partner's estimate of current fair market value would be highly relevant to Interest holders in light of the liquidity events currently available to Interest holders. Your projected liquidation value is comparatively of little relevance. In fact, in your July 19th letter you acknowledge your desire to inform Interest holders of what the Interests are "really worth."

          Accordingly, we reiterate our request that the general partner promptly apprise Unitholders of the current fair market value of the Interests.

                                       Very truly yours,

                                       RALEIGH CAPITAL ASSOCIATES, L.P.

                                       By:  Raleigh GP Corp.



                                            By: /s/ Peter Braverman
                                            -----------------------
                                            Name:  Peter Braverman
                                            Title:  Vice-President

                                                                 Exhibit (c)(11)

                 VANDERBILT INCOME & GROWTH ASSOCIATES, L.L.C.
                       100 Jericho Quadrangle, Suite 214
                         Jericho, New York 11735-2717
                                (407) 394-0958


                                 July 16, 1996


Arvida/JMB Managers Inc.,
 as General Partner of
 Arvida/JMB Partners, L.P.
900 N. Michigan Avenue
Chicago, Illinois 60611

Attention:  Mr. Judd D. Malkin, Chairman
            Mr. Neil G. Bluhm, President
            Special Committee of the Board of Directors

               Re:  Demand for Unitholder/Limited Partner List
                    ------------------------------------------

Gentlemen:

               As an owner of assignee interests ("Interests") representing beneficial assignments of limited partnership interests ("Limited Partnership Interests") in Arvida/JMB Partners, L.P. (the "Partnership"), the undersigned hereby demands the right to inspect and to make copies and extracts from the current list of the names and addresses of each holder of Interests and each holder of Limited Partnership Interests, including beneficial owners, and the number of Interests and Limited Partnership Interests registered in the name of each such holder, including beneficial owners, as of the most recent and available date.

               The foregoing demand is made pursuant to Section 9.1A of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") (stating that Limited Partners shall receive, and the General Partner shall provide, copies of a current list of all Limited Partners in the Partnership by "request(ing) such a list in writing and...pay(ing) the costs of collection, duplication and mailing thereof"). Section 1(d) of the Assignment Agreement (stating that holders of Interests have all rights of Limited Partners under the Partnership Agreement, including to inspect books and records) and further pursuant to Sections 17-305(a)(3) and (6) of the Delaware Revised Uniform Limited Partnership Act.

               The purpose of this demand is to enable the undersigned, and its affiliate, Raleigh Capital Associates L.P. ("Raleigh"), to communicate with other holders of Interests on matters relating to the Partnership, including, providing information and documents regarding the pending tender offer commenced by Raleigh (the "Raleigh Offer").

July 16, 1996
Page 2




          Pursuant to the foregoing and the common law of the State of Delaware, the undersigned is entitled to, and demands, as part of the foregoing demand for inspection of the following.

          (a) All information in or which comes into the possession or control of the Partnership, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or their nominees, in the format of a descending order balance on a magnetic computer tape and a paper list, relating to the names of the non-objecting beneficial owners and consenting beneficial owners of Interests and Limited Partnership Interests.

          (b) A current and complete record or list of the holders of Interests and Limited Partnership Interests certified by the Partnership or its transfer agent and registrar, showing the names and addresses of each holder of Interests and Limited Partnership Interests and the number of Interests and Limited Partnership Interests registered in the name of each such record holder as of the most recent date available, including, without limitation, a copy of any list and related data the Partnership has provided to Genysys Partnership Services, Inc.

          (c) A magnetic computer tape list of the holders of Interests and Limited Partnership Interests as of the most recent date available, showing the names, addresses and number of Interests and Limited Partnership Interests held by such holders, together with such computer processing data as is necessary for the undersigned to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes.

          (d) All information in or which comes into the possession or control of the Partnership, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of Interests and Limited Partnership Interests held by the participating brokers, banks, and individual nominee names.

          (e) A stop list or stop lists relating to any Interests and Limited Partnership Interests and any changes, corrections, additions or deletions from the date of the lists referred to in paragraphs (a) or (b) above.

          The undersigned will bear the reasonable costs incurred by the Partnership (including those of its transfer agent and registrar) in connection with the production of the above information.

          The undersigned hereby designates and authorizes Battle Fowler LLP and any other persons to be designated to conduct, as its agent, the inspection and copying herein requested.

July 16, 1996
Page 3




          Please advise by telephone, with confirmation by facsimile, the undersigned at tel. no. (407) 394-0958; fax no. (516) 433-2777, and Luke P.
Iovine, III, Esq. of Battle Fowler LLP at tel. no. (212) 856-6856; fax no. (212) 856-7816, when and where the items demanded above will be made available. Given the time critical nature of the Raleigh Offer and certain other pending tender offers for Interests as disclosed by the Partnership, we request that you contact the above-referenced person, and make the requested information and date, available immediately.

          Please sign and date a copy of this letter to indicate your receipt hereof and return it to the undersigned via facsimile.

                                       Very truly yours,

                                       VANDERBILT INCOME & GROWTH
                                       ASSOCIATES, L.L.C.



                                       By: /s/ Peter Braverman
                                          ----------------------------
                                          Name:  Peter Braverman
                                          Title: Authorized Representative

Facsimile & Certified Mail

Received and acknowledged by:

ARVIDA/JMB Managers, Inc.
 as General Partner of
 Arvida/JMB Partners, L.P.


By:
     -----------------------
     Name:
     Title:

                                                                 Exhibit (c)(12)

                           ARVIDA/JMB PARTNERS, L.P.
                            900 N. Michigan Avenue
                               Chicago, IL 60611


                                 July 18, 1996

Raleigh Capital Associates L.P.
100 Jericho Quadrangle
Suite 214
Jericho, NY 11735-2717

Attention: Michael L. Ashner

Dear Sirs:

          You have requested that Arvida/JMB Managers, Inc. ("Manager"), as the general partner of Arvida/JMB Partners, L.P. ("Partners"), provide you with all of the information and data described in paragraphs (a) through (c) of your letter request, dated July 16, 1996 (to the extent such information is reasonably available), including a copy of the list of the names and addresses of each holder of limited partnership interests and assignee interests therein (collectively, the "Interests") of the Partnership, including beneficial owners, and the number of interests registered in the name of each such holder, including beneficial owners, as of the most recent and available date (herein the "List").

          Based on your agreement to use the List only in connection with a tender offer made by you or any of your affiliates subject to the requirements of Regulations 14D and 14E under the Securities Exchange Act of 1934 (the "Specified Purpose") and not for any other purpose, and your agreement not to furnish the List to any person other than to your affiliates and your respective directors, officers, employees, agents and representatives for use solely for the Specified Purpose, the undersigned on behalf of Partners hereby agrees to furnish the List to you for the Specified Purpose.

          You agree to pay the costs of Partners and Manager in connection with the collection, duplication and mailing of the List.

          It is understood and agreed that this agreement shall not in any manner prejudice your right at any future time to seek delivery of the List for any other proper purpose.

          If this meets with your agreement, please so indicate by signing a counterpart of this letter in the space provided below. We have instructed the transfer agent for Partners, Gemisys (attention Mr. Tom Young at 312/915-1383), promptly to deliver the List to you (in such form as is reasonably available) upon advice from us that we have received a signed counterpart of this letter. You may contact him to make arrangements regarding the format for delivery of the List.

                                       Very truly yours,

                                       ARVIDA/JMB Partners, L.P.

                                       By ARVIDA/JMB Managers, Inc.,
                                       general partner


                                       By: /s/ Gary Nickele
                                          --------------------------------------

                                       Its:  Vice President
                                           -------------------------------------

Agreed to and Accepted

RALEIGH CAPITAL ASSOCIATES L.P.

By: Raleigh GP Corp.

By: /s/ Peter Braverman
   ----------------------------
Its:  Vice President
    ---------------------------
Dated:  July 18, 1996
      -------------------------

                                                                Exhibit (c)(13)
                                Longacre Corp.
                             One Wall Street Court
                                   Suite 980
                              New York, NY 10005

                                              June 21, 1996

BY TELECOPIER/FEDERAL EXPRESS
- -----------------------------
312-915-1016
312-915-2881
ARVIDA/JMB Managers, Inc.
ARVIDA/JMB Partners, L.P.
900 N. Michigan Avenue
Chicago, IL 60611
Attention:    Judd D. Malkin
              Neil G. Bluhm

                   Re:  Request for List of Limited Partners
                        ------------------------------------

Dear Sirs:

     Longacre Corp. is a limited partner (see attached) in ARVIDA/JMB Partners, L.P. (the "Partnership"). In this capacity, we hereby request copies of lists of names, addresses and telephone numbers of the limited partners of the Partnership and the number of interests owned by each of them. To the extent possible, we would prefer that this information be provided in a computer readable and paper format. Please include with the lists a statement of the costs of collection, duplication and mailing of the lists so that we may reimburse you.

     This request is being made in order to facilitate a tender offer for interest in the Partnership by an affiliate of the undersigned.

     The undersigned hereby designates and authorizes Messrs. Gordon Altman Butowsky Weitzen Shalov & Wein, 114 West 47th Street, New York, New York 10036 (telephone number: (212) 626-0800), their partners and employees and any other persons designated by them, to receive and inspect the requested lists at their offices.

     Please advise Keith Schaitkin of Gordon Altman Butowsky Weitzen Shalov & Wein when the information demanded herein will be made available.

                                       Very truly yours,

                                       Longacre Corp.

                                       By: /s/ Edward E. Mattner
                                          -------------------------
                                            Ed Mattner, President

                                                             Exhibit (c)(14)
                           ARVIDA/JMB PARTNERS, L.P.
                            900 N. Michigan Avenue
                               Chicago, IL 60611

                                 June 27, 1996

Longacre Corp.
One Wall Street Court
Suite 980
New York, NY 10005

Attention: Ed Mattner, President

Dear Sirs:

     You have requested that Arvida/JMB Managers, Inc. ("Manager"), as the general partner of Arvida/JMB Partners, L.P. ("Partners"), provide you with a copy of the list of the names and addresses of, and the number of interests owned by each of, the limited partners of Partners (herein the "List").

     Based on your agreement to use the List only in connection with a tender offer made by you or any of your affiliates to all of the limited partners of Partners in compliance with the requirements of Regulations 14D and 14E under the Securities Exchange Act of 1934 (the "Specified Purpose") and not for any other purpose, and your agreement not to furnish the List to any person other than to your affiliates and your respective directors, officers, employees, agents and representatives for use solely for the Specified Purpose, the undersigned on behalf of Partners hereby agrees to furnish the List to you for the Specified Purpose.

     As a condition to receipt of the List, you agree to dismiss (without prejudice) any legal action which you may have brought against Manager or Partners in Delaware or elsewhere seeking to compel Manager or Partners, or any director, officer, employee, agent or representative thereof, to deliver the List to you or any of your affiliates. You agree to promptly deliver to the undersigned a court filing evidencing such dismissal.

     It is understood and agreed that this agreement shall not in any manner prejudice your right at any future time to seek delivery of the List for any other proper purpose.

      If this meets with your agreement, please so indicate by signing a counterpart of this letter in the space provided below. We have instructed the transfer agent for Partners, Gemisys (attention Mr. Tom Young at 312/915-1383), promptly to deliver the List to you (in such computer readable form as is reasonably available) upon advice from us that we have received a signed counterpart of this letter. You may contact him to make arrangements regarding the format for delivery of the List.

                                       Very truly yours,

                                       ARVIDA/JMB Partners, L.P.

                                       By ARVIDA/JMB Managers, Inc.,
                                       general partner

                                       By: /s/ Gary Nickele
                                           --------------------------

                                       Its:  Vice President
                                           --------------------------
Agreed to and Accepted

LONGACRE CORP.

By:  /s/ Marc Weitzen
    ------------------

Its: Attorney
    ------------------

Dated: 6/27/96
      ----------------

                                      -2-